Exhibit 99.1

Beamr to Demonstrate ML-Safe Video Data Compression for Physical AI at GTC 2026

Herzliya, Israel, [DATE] (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced it will demonstrate a validated ML-safe video data compression for physical AI applications at GTC 2026. The company will showcase GPU-accelerated workflows for autonomous vehicles (AV) that reduce file sizes by up to 50% while preserving machine learning (ML) model accuracy.

Physical AI applications, including AVs, robotics, and smart spaces, use petabyte-scale volumes of video data for training and validation, and volumes continue to grow rapidly. Teams managing tens or hundreds of petabytes of real-world and synthetic video data require reliable compression workflows that preserve ML accuracy in various environments, including world foundation models. However, conventional compression methods failed to address the tradeoff between storage and networking efficiency and ML model integrity, directly impacting the performance of AI systems.

Beamr’s patented Content-Adaptive Bitrate (CABR) technology addresses these challenges directly. A series of benchmark tests performed over the past year validated that CABR delivers ML-safe video data compression with up to 50% file size reduction. Testing using industry-standard datasets confirmed model accuracy is preserved across multiple precision and quality metrics.

At GTC, Beamr will debut a joint demonstration with VAST Data, the AI Operating System company, enabling video RAG/VSS solutions that leverage GPU-accelerated compression to reduce file sizes while delivering ML-safe results during data ingestion. Running on the VAST AI Operating System, the pipeline unifies high-throughput data access on scalable data infrastructure, database services, and real-time processing and orchestration to accelerate AI pipelines built on massive video datasets. The collaboration targets organizations managing massive video datasets in AV, media and entertainment, and other industries, where video-language models (VLMs) enable scalable semantic curation, allowing to efficiently search, filter, and prioritize training data across petabyte-scale datasets.

“We are showcasing that organizations can achieve the full benefits of validated, ML-safe video data compression at scale and with confidence,” said Beamr CEO, Sharon Carmel. “Beamr engagement with leading companies and our own rigorous benchmark testing, validates the GPU-accelerated approach across the data pipeline, from ingestion through training and validation, for both real-world and synthetic data.”

Companies managing petabyte-scale video data are invited to meet Beamr’s video data experts at GTC 2026 to discuss ML-safe compression workflows. To schedule a meeting at Beamr’s booth, 3109, please schedule a meeting.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

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Investor Contact:
investorrelations@beamr.com